Report on Special Meetings of Shareholders

Two separate Special Meetings of Shareholders (each, a "Special Meeting," and together, the "Special Meetings") of Virtus Global Dividend & Income Fund Inc. (the "Fund") were held on November 18, 2016. The First Special Meeting was held to approve a new investment advisory agreement and two new subadvisory agreements.

    The results were as follows:

Proposal 1A:

To approve a new investment advisory agreement between the Fund and Virtus Investment Advisers, Inc. ("VIA"):

For: 11,208,652    Against: 1,822,003   Abstain: 503,297


Proposal 1B:

To approve a new subadvisory agreement between VIA and Kayne Anderson Rudnick Investment Management, LLC:

For: 11,165,131  Against: 1,852,037   Abstain: 516,783


Proposal 1C:

To approve a new subadvisory agreement between VIA and Newfleet Asset Management, LLC:

For: 11,131,958  Against: 1,866,212   Abstain: 535,783


The Second Special Meeting was held for the purpose of electing one (1) nominee to the Board of Directors.

The results were as follows:

Proposal 1:

Election of Director   For         Withheld

William R. Moyer    18,363,297     3,382,665

     Based on the foregoing, William R. Moyer was elected as Director. The Fund's other Directors who continue in office are George R. Aylward, Philip R. McLoughlin, James M. Oates, James
B. Rogers, Jr., R. Keith Walton and Brian T. Zino. Also, William H. Wright II serves as an Advisory Board Member of the Fund.